Exhibit 12.1

DAVITA INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose are defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period less pre-tax net income attributable to noncontrolling interests. Fixed charges include debt expense (interest expense and the amortization of deferred financing costs), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Three months ended March 31, 2010	Year ended December 31,
		2009	2008	2007	2006	2005
	(dollars in thousands)
Earnings adjusted for fixed charges:
Income from continuing operations before income taxes	$198,914	$758,224	$656,791	$674,224	$513,900	$354,592
Add:
Debt expense	44,583	185,755	224,716	257,147	276,706	139,586
Interest portion of rent expense	21,055	81,122	72,562	64,613	60,395	35,189
Less: Noncontrolling interests	(15,781)	(57,803)	(47,331)	(46,702)	(38,141)	(23,495)

	49,857	209,074	249,947	275,058	298,960	151,280

	$248,771	$967,298	$906,738	$949,282	$812,860	$505,872

Fixed charges:
Debt expense	$44,583	$185,755	$224,716	$257,147	$276,706	$139,586
Interest portion of rent expense	21,055	81,122	72,562	64,613	60,395	35,189
Capitalized interest	453	3,627	4,189	3,878	4,708	1,912

	$66,091	$270,504	$301,467	$325,638	$341,809	$176,687

Ratio of earnings to fixed charges	3.76	3.58	3.01	2.92	2.38	2.86